Filed pursuant to Rule 424(b)(3)
1933 Act File No. 333-237586

PROSPECTUS SUPPLEMENT dated September 9, 2021
(to Prospectus dated May 29, 2020, as supplemented from time to time)

EAGLE POINT CREDIT COMPANY INC.

$125,000,000 of Common Stock

Up to 1,900,000 Shares of 6.50% Series C Term Preferred Stock due 2031

Liquidation Preference $25 per share

This prospectus supplement supplements the prospectus supplement dated July 14, 2021, or the “July Supplement,” and the accompanying prospectus thereto dated May 29, 2020, or the “Base Prospectus.” The Base Prospectus and July Supplement, and all supplements to or documents incorporated by reference into the Base Prospectus and July Supplement, are collectively referred to as the “Prospectus.” The Prospectus relates to the offering of $125,000,000 aggregate amount of common stock, par value $0.001 per share, or the “common stock,” and up to 1,900,000 shares of 6.50% Series C Term Preferred Stock due 2031, or the “Series C Term Preferred Stock,” with an aggregate liquidation preference of $47,500,000, pursuant to an amended and restated at market issuance sales agreement dated July 14, 2021 with B. Riley Securities, Inc. This prospectus supplement provides certain updated financial information for the Company as of August 31, 2021.

Investing in our securities involves a high degree of risk, including the risk of a substantial loss of investment. Before purchasing any shares of our common stock or Series C Term Preferred Stock, you should read the discussion of the principal risks of investing in our securities, which are summarized in “Risk Factors” beginning on page S-22 of the July Supplement and page 20 of the Base Prospectus.

The terms “we,” “us” and “our” refer to Eagle Point Credit Company Inc., a Delaware corporation, and its consolidated subsidiaries.

UPDATED FINANCIAL INFORMATION

Management’s unaudited estimate of the range of the net asset value per share of our common stock as of August 31, 2021 was between $13.44 and $13.54.